August 19, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed on April 9, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010
Filed on May 17, 2010
Schedule 14A
Filed on April 30, 2010
Form 8-K
Filed on June 8, 2010
File Number: 001-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated July 21, 2010 (the “Letter”), with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2009 filed on April 9, 2010 (“2009 Form 10-K”), Ambac’s Form 10-Q for the quarter ended March 31, 2010 filed on May 17, 2010 (“March 31, 2010 Form 10-Q”), Ambac’s Schedule 14A filed on April 30, 2010, and Ambac’s Form 8-K filed on June 8, 2010.

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For comments which requested revised disclosures, we indicate in our response below which reporting period this information will begin appearing in our public filings. We have strived to incorporate the revised disclosures for most of the comments in our recently filed June 30, 2010 Form 10-Q. However, due to time constraints in gathering certain information, we will be revising our disclosures for other comments beginning in the September 30, 2010 Form 10-Q.

Securities and Exchange Commission Staff Comments:

Form 10-K for the fiscal year ended December 31, 2009

Risk Factors, page 36

1.

We believe your risk factor disclosure can be improved by highlighting, as your first risk factor, that you recorded approximately $2.0 billion of subrogation recoveries, which is subject to dispute and without which your total stockholders’ deficit at December 31, 2009 would have more than doubled and, if true, is subject to significant uncertainty and is unprecedented in

August 19, 2010

nature, scope and magnitude. In making this recommendation, we realize that this is mentioned in a risk factor, but is not itself identified as a risk. In addition, please revise your loss reserve policy in Note 2 and your losses and loss expense reserve disclosure in Note 6 of your 2009 Form 10-K to include similar statements and your MD&A to highlight the potential impact on equity and liquidity.

Ambac response:

In its Quarterly Report on Form 10-Q for the six months ended June 30, 2010, which was filed on August 9, 2010 (“June 30, 2010 Form 10-Q”), Ambac separately identified risks relating to its subrogation recoveries under the caption “Our inability to realize the remediation recoveries included in our loss reserves could adversely impact our liquidity and financial condition.” See pages 140-141 of the June 30, 2010 Form 10-Q for details.

We will revise our loss reserve policy and our losses and loss expense reserve disclosure in the notes to the financial statements and our MD&A to highlight the potential impact on our equity and liquidity in future filings beginning with our September 30, 2010 Form 10-Q.

Loss reserves may not be adequate to cover potential losses….page 42

2.	You disclose that in sizing loss reserve with respect to your mortgage-related insurance exposures, you take into account expected recoveries from originators of the related mortgage-backed securities transactions, which were $2,026.3 million at December 31, 2009. Please expand your risk factor to disclose the following information:

•	Based on your disclosure on page 69, that it takes approximately three years from the identification of loans with material breaches to resolution with the sponsor;

•	Based on your disclosure on page 69, that you have initiated and will continue to initiate lawsuits seeking compliance with the repurchase obligations in the securitization documents;

•	Based on your disclosure on page 69, that generally the sponsors have not yet honored the repurchase obligations; and

•	Based on your disclosure on page 66, that the amount the sponsors believe to be their liability for these breaches is not known and may be less than the amount of your expected recoveries.

In addition, on page 69, you refer to your past experience with similar mortgage disputes, with a view towards disclosure in this risk factor. Please advise us whether you have experience seeking recoveries from originators for similar breaches in mortgage-backed securities transactions in amounts comparable to the aggregate amount of $2,026.3 million. If you do not have such experience, please expand your risk factor to disclose the additional risks that affect your business as a result of your lack of directly relevant experience.

Ambac response:

As noted in the response to Question 1 above, Ambac has added to its June 30, 2010 Form 10-Q a risk factor regarding the risks relating to its subrogation recoveries, including those identified in the Staff’s letter. See pages 140-141 of the June 30, 2010 Form 10-Q for details. Ambac has not previously sought remediation recoveries of the current scope and size. As such, beginning with Ambac’s March 31, 2010 Form 10-Q, it decided to no longer discuss such experience in relation to its subrogation recoveries. The risk factor identified above in Ambac’s response to Question 1 identifies the various risks relating to its subrogation recoveries.

August 19, 2010

Notes to Consolidated Financial Statements

Note 3: Investments

Realized Gains and Losses and Other-Than-Temporary Impairments, page 161

3.	Please revise your disclosure of your other-than-temporary credit-related impairments to include the significant inputs, including quantification of these inputs, used to measure the amount of your credit losses. Please see ASC 320-10-50-8A.

Ambac response:

We have included the requested revised disclosures in our June 30, 2010 Form 10-Q on pages 50-51.

Form 10-Q for the Quarter ended March 31, 2010

(1) Background and Basis of Presentation

Recent Developments

Segregated Accounts, page 7

4.	You disclose the type of liabilities that have been allocated to the Segregated Account (i.e. certain student loan policies, certain policies insuring or relating to credit default swaps, etc.). Please also provide, preferably in a tabular format, quantified information for each of the liabilities that have been segregated and where each item is classified in your Consolidated Balance Sheets.

Ambac response:

We are unclear what type of quantified information about the liabilities allocated to the Segregated Account (“S/A”) the Staff is requesting us to report. Specifically, we are unclear whether the Staff is expecting this quantification on a U.S. GAAP or a U.S. statutory accounting practices (“SAP”) basis. Furthermore, if the Staff expects this quantification to be on a U.S. GAAP basis it is unclear how the allocation of liabilities from Ambac Assurance Corporation (“AAC”) to the S/A would be reported as such under ASC Topic 944 (formerly SFAS 163 prior to codification) since only loss reserves have been allocated to the S/A.

As we have previously disclosed, the S/A is considered a separate insurer under Wisconsin insurance law and, as a result, files separate statutory financial statements with the Wisconsin Insurance Commissioner. In accordance with SAP, we have reported the allocation of the liabilities to the S/A as retroactive reinsurance which was measured based on: a.) the gross SAP basis loss reserves (i.e., there was no reduction for any reinsurance assets or subrogation recoveries), plus b.) the mandatory contingency reserves associated with the financial guarantee policies allocated to the S/A, which we believe is in accordance with the Plan of Operation. The significant differences in loss reserve accounting between SAP and U.S. GAAP are:

•

Under SAP, gross loss reserves are only established for losses on guaranteed obligations that have already defaulted in an amount that is sufficient to cover the anticipated defaulted debt service payments discounted at the insurer’s rate of return on admitted assets or as prescribed by the Wisconsin Insurance Commissioner. Under U.S. GAAP, in addition to the establishment of loss reserves for defaulted obligations, loss reserves are established net of U.S. GAAP basis unearned premium revenue (“UPR”) for obligations that have experienced credit deterioration, but have not yet defaulted using a risk-free discount rate.

August 19, 2010

•	Under SAP, mandatory contingency reserves are required based upon the type of obligation insured, whereas U.S. GAAP does not require such a reserve.

We believe reporting quantified information about the liabilities allocated to the S/A on a U.S. GAAP basis would be misleading to users of our financial statements because of the way in which such liabilities are measured and reported. For example, assume under U.S. GAAP that our estimated gross claim liability for an insurance policy is $100 and the UPR is $25. As required by ASC 944, we would report loss reserves of $75 and UPR of $25 on the face of our balance sheet. With respect to the Staff’s required quantified disclosure, if we were to only report $75 of liabilities allocated to the S/A it would be misleading as we have estimated the total claim liability to be $100. However, it would also be technically incorrect to report $100 of liabilities allocated to the S/A (consisting of $75 of loss reserves plus $25 of UPR) since UPR was not allocated to the S/A under the Plan of Operation. Furthermore, mandatory contingency reserves would not be captured, since this type of reserve does not exist as a concept in U.S. GAAP.

We also believe there are inherent problems with reporting this quantified information on a SAP basis. For example, as noted above, only gross loss reserves and mandatory contingency reserves were used to measure the allocation of liabilities to the S/A under SAP. However, any reinsurance and/or subrogation recoveries associated with these liabilities were not allocated to the S/A, but rather these items were pledged as collateral security for the obligations of AAC to the S/A. To the extent we only reported liabilities actually allocated to the S/A, the collateral security, which clearly benefits the S/A, would not be reported.

Given the abovementioned difficulties with reporting liabilities allocated to the S/A, we would ask the Staff for further guidance in this regard or would welcome the opportunity to discuss this matter in the future.

5.	Tell us what consideration was given to prominently displaying the segregated liabilities apart from the company’s general liabilities on the face of your Consolidated Balance Sheet.

Ambac response:

We do not believe it is appropriate to display the liabilities of the S/A apart from the Company’s other liabilities on the face of the Consolidated Balance Sheet. While there is no GAAP accounting literature we are aware of that specifically addresses the reporting treatment of a segregated account created in conjunction with an insurance regulatory rehabilitation proceeding, we did make the following analogies to existing GAAP accounting literature in making our determination.

First, ASC 944-80-25 addresses the treatment of separate accounts which, by definition, are separate investment accounts established and maintained by an insurance entity under relevant state insurance laws to which funds have been allocated for certain contracts of the insurance entity. ASC 944-80-25-4 states that, if not all of the criteria enumerated in ASC 944-80-25-2 and ASC 944-80-25-3 have been met, then the separate account assets and liabilities would be measured and presented the same as other general account assets and liabilities. That is, the separate account assets and liabilities would not be reported separately. We believe that criteria ASC 944-80-25-2b, which requires the separate account assets supporting the separate account liabilities be insulated legally from the general account liabilities, has not been met. The S/A (i.e., the separate account in this analogy) has no cash or securities and its only asset is the Secured Note issued by AAC (i.e., the general account in this analogy) and the XOL agreement described below. Once the Secured Note has been exhausted, the S/A has the ability to demand payment under an aggregate excess of loss reinsurance (“XOL”) agreement provided by AAC. However, AAC is not obligated to make payments under either the Secured Note or XOL agreement if AAC’s surplus is (or would be) less than $100 million, or such higher amount as the

August 19, 2010

Rehabilitator permits pursuant to a prescribed statutory accounting practice. Given the fact that i) the S/A’s only asset is dependent on the claims-paying resources of AAC and ii) the S/A’s claim on AAC’s assets are effectively subordinate to AAC policyholder liabilities as a result of the $100 million surplus limitation, the legal isolation criteria in paragraph 25-2b has not been met. Therefore, we would not report the S/A liabilities apart from AAC’s general liabilities under this accounting guidance.

Second, we can make an analogy to ASC 810-10-45-25, which addresses the consolidation of variable interest entities (“VIEs”). This guidance requires that the liabilities of a VIE be reported separately on the face of the balance sheet when those liabilities do not have recourse to the general credit of the primary beneficiary (i.e., AAC in this analogy). As discussed above, the S/A’s only assets are the Secured Note issued by AAC and the XOL agreement provided by AAC, both of which are subject to the general credit of AAC. Therefore, we would not report the S/A’s liabilities apart from AAC’s general liabilities under this guidance.

6.	You disclose that Ambac Assurance is not obligated to make payment on the Secured Note or under the Reinsurance Agreement if its surplus as regards to policyholders is less than the Minimum Surplus Amount. Although you indicate that Ambac Assurance may issue surplus notes directly to holders of Segregated Account Policies to satisfy the portion of the claim liability not paid by the Segregated Account, please revise your disclosure to indicate how the Segregated Account will pay policy claims if Ambac Assurance is prohibited from funding the claims in cash and if the claimants do not accept notes from Ambac Assurance. In this regard, please disclose whether some Wisconsin insurance fund would pay the claims, and if so, whether Ambac Assurance would be obligated to repay the fund if its surplus later exceeds the Minimum Surplus Amount.

Ambac response:

As disclosed in the June 30, 2010 Form 10-Q, the Office of the Commissioner of Insurance of the State of Wisconsin (the “OCI”) has indicated that claims of the S/A will be paid in a combination of (i) cash and (ii) surplus notes. The OCI has not indicated how claims will be made to the extent AAC is not permitted to make payments under the Secured Note or the XOL agreement. However, we anticipate this will be clarified with the confirmation of the S/A rehabilitation plan and will enhance our disclosure post-confirmation to include such information. The OCI has also indicated that policyholders of the S/A do not have the option of deciding whether to accept surplus notes as part of claim payments. In addition, the June 30, 2010 Form 10-Q discloses that there is no insurance fund in Wisconsin available to pay claims. See page 9 of the June 30, 2010 Form 10-Q for details.

7.	You disclose the duties of the rehabilitator under the Segregated Account Rehabilitation Proceedings. Please identify the rehabilitator and clarify whether this party is associated with the State of Wisconsin.

Ambac response:

The rehabilitator of the S/A is Sean Dilweg, the Commissioner of Insurance of the State of Wisconsin. See page 8 of the June 30, 2010 Form 10-Q.

(8) Investments, page 43

8.	In your investment disclosures provided under this footnote, you exclude VIE investments. Please tell us where similar disclosures are presented for the investments held by the consolidated VIEs or support your basis for not providing the required disclosure.

August 19, 2010

Ambac response:

We have excluded VIE investments from the abovementioned footnote disclosure because that disclosure relates to investments classified as available-for-sale under the requirements of ASC 320-10-50 (formerly SFAS 115 prior to codification). As we have elected the fair value option for all VIE investments under ASC 825 (formerly SFAS 159 prior to codification) as indicated in the paragraph prior to the table on page 44 of the March 31, 2010 Form 10-Q, we do not believe available-for-sale disclosures are required. Paragraph 29 of SFAS 159 states that “If an entity elects the fair value option for a held-to-maturity or available-for-sale security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115.” This particular paragraph was not codified by the FASB and does not necessarily address the treatment of applying fair value option to investment securities of a consolidated variable interest entity as permitted in ASC 825-10-25-5b. However, we believe the overriding principle that securities for which the fair value option is elected should be treated as trading securities should be interpreted broadly and we have applied this principle to our current VIE investment disclosures. Specifically, ASC 320-10-50-9e requires an entity to report the portion of trading gains and losses for the reporting period that related to trading securities still held at the reporting date. As discussed on page 59 of our March 31, 2010 Form 10-Q, the fair value of VIE assets are typically estimated internally. While our current disclosure does not specifically state this, all of the investment securities of the VIEs are in fact categorized as Level 3. Consequently, the table on page 63 of the March 31, 2010 Form 10-Q breaks out the Level 3 gains and losses of assets and liabilities still held at the reporting date for VIEs. With respect to the VIE investment securities, since all of the VIE investments are incorporated into that table, we believe we have met the requirements of ASC 320-10-50-9e with respect to such securities.

(11) Fair Value Measurements, page 52

9.	Please revise your disclosures for assets classified as Level 2, and Level 3 to quantify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

Ambac response:

We have significantly enhanced our fair value disclosures as required by ASC 820-10-50-2e as amended by ASU 2010-06, beginning on page 58 of the June 30, 2010 Form 10-Q. We are in the process of updating these disclosures for VIE assets and liabilities, which will be completed and fully incorporated into our September 30, 2010 Form 10-Q.

Part II

Item 1. Legal Proceedings, page 123

10.	Pursuant to Item 103 of Regulation S-K, please revise your disclosure of each material pending legal proceeding to which you or any of your subsidiaries is a party or of which any of your property is the subject to disclose the following information:

•	the name of the court or agency in which the proceeding is pending,

•	the date instituted,

•	the principal parties thereto,

•	a description of the factual basis alleged to underlie the proceeding and

•	the relief sought.

Please include in this disclosure information regarding your initiation of litigation seeking compliance with the repurchase obligations related to the mortgage-backed securities transactions in which the aggregate expected recoveries from originators were $2,069,246 at March 31, 2010.

August 19, 2010

Ambac response:

The Company updated “Item 1. Legal Proceedings” in its June 30, 2010 Form 10-Q to include the information required by Item 103 of Regulation S-K for each material pending legal proceeding. See pages 132-139 of the June 30, 2010 Form 10-Q for details.

Item 6. Exhibits, page 132

11.	Under “Recent Developments” you disclose that your Segregated Account will be operated in accordance with a Plan of Operation and certain operative documents relating thereto, including the Secured Note, the Reinsurance Agreement, the Management Services Agreement and the Cooperation Agreement. Although you have filed copies of the operative documents, you have not filed a copy of the Plan of Operations. Please promptly file a copy of your Plan of Operations and revise your disclosure to describe the material terms of this plan. You also disclose that “certain policies” are included in the Segregated Account. Please revise your disclosure to clarify what policies are included in this Segregated Account and how the policies were selected for placement in the Segregated Account.

Ambac response:

A copy of the Plan of Operations for the S/A was filed as Exhibit 99.1 to the June 30, 2010 Form 10-Q. The material terms of the Plan of Operations were initially disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on March 25, 2010. The material terms of the Plan of Operations were also disclosed in Note 1 to the Consolidated Unaudited Financial Statements on the June 30, 2010 Form 10-Q. The June 30, 2010 Form 10-Q includes an expanded discussion of the types of policies that were allocated to the S/A. The determination of which policies to allocate to the S/A was made in consultation with OCI. Among other considerations, Ambac looked at policies insuring obligations with substantial projected impairments or relating to transactions which have contractual triggers based upon AAC’s financial condition or the commencement of rehabilitation, which triggers are potentially damaging. See page 8 of the June 30, 2010 Form 10-Q for details.

Schedule 14A filed April 30, 2010

Information About Directors, page 12

12.	On page 14, you disclose that your Governance Committee reviews with the Board on an annual basis the appropriate skills and characteristics required of the Board members in the context of the then-current composition of the Board, which includes an assessment of diversity among various other factors. Pursuant to Item 407(c)(2)(vi) of Regulation S-K, please revise to disclose how your nominating committee considers and defines diversity.

Ambac response:

Ambac has addressed the Staff’s comment in the revised disclosure set forth below. The Company will provide similar disclosure in future filings.

The Governance Committee reviews with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the then-current composition of the Board. This assessment includes, in addition to the qualities of intellect, integrity and judgment, diversity, a strong understanding of finance and senior management experience. While the Governance Committee does not have a formal policy defining diversity or requiring a consideration of diversity in this assessment, the Governance Committee does consider the diversity of business and financial talents, skills,

August 19, 2010

abilities, backgrounds, experiences and perspectives of the members of the Board. The Governance Committee does not assign any particular weighting among the various aspects of diversity in conducting its annual assessment, nor does it assign any particular weighting to the consideration of diversity among the other factors included in its annual assessment.

Compensation Discussion and Analysis and Executive and Director Compensation

13.	Although it appears that you discuss factors you considered in your analysis under Item 402(s) of Regulation S-K, you do not disclose your apparent conclusion that no disclosure is necessary. Please advise us of the basis for your conclusion and describe the process you undertook to reach the conclusion.

Ambac response:

The Compensation Committee of the Board (the “Compensation Committee”) does not believe that Ambac’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on Ambac. In reaching this conclusion, the Compensation Committee reviewed Ambac’s compensation framework with the assistance of its compensation consultant to identify features that could lead to excessive risk taking. The Compensation Committee also considered the advice and opinions of Ambac’s Chairman, Chief Executive Officer and Human Resources Department members, who advised that a compensation structure that has a larger component of base salary than incentive bonus will decrease incentives for risk taking. In addition to the foregoing, the Compensation Committee considered Ambac’s current business model, which focuses on mitigating losses and efficiently managing its investment portfolio in an effort to preserve value. Based on its review and the advice it received, the Compensation Committee determined that by deemphasizing large incentive cash bonuses and increasing the base salary component of total compensation, Ambac’s compensation mix promoted the goal of maximizing retention, while reducing incentives for risk taking that could have a material adverse effect on Ambac. The Compensation Committee also determined that the current business model itself reduced incentives to take excessive risks, because the fact that Ambac is not adding risk to its portfolio means that it has limited scope for excessive risk taking by its employees. In addition, the Compensation Committee determined that the fact that no equity awards were granted in 2009 reduced incentives for excessive risk taking.

Form 8-K filed on June 8, 2010

Exhibit 10.1

14.	This exhibit appears to omit the Policy Beneficiary signature pages, Schedules A, B, C, D-1, D-2, E, F and H and Exhibits A, B, C, F-1, F-2 and H. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Form 8-K to file a copy of Exhibit 10.1 with the full and complete agreement, including any exhibits, schedules and appendices which are included in such agreement. Please note that if these agreements are otherwise filed, you may insert a note in brackets that provides the location of the file documents. Alternatively, please provide us with an analysis which supports your conclusion that such exhibits are not required to be filed.

Ambac response:

A copy of the Settlement Agreement, including the schedules and exhibits thereto, has been filed as Exhibit 10.1 to the Current Report on Form 8-K filed August 13, 2010. Please note that Schedule H to the Settlement Agreement was omitted as it contains personal contact information of employees of the Policy Beneficiaries, which Ambac does not believe is material or should be publicly disclosed. In addition, Ambac omitted Exhibits F-1 and F-2 as it is not permitted to disclose the legal opinions without consent,

August 19, 2010

which consent it has not received. In addition, Ambac does not believe that the content of the legal opinions is material to its security holders. Upon request, Ambac will provide to the Staff on a confidential basis Schedule H and Exhibits F-1 and F-2 to the Settlement Agreement. In addition, the Policy Beneficiaries did not sign the Settlement Agreement, but instead signed joinder agreements making them a party thereto. The form of Joinder Agreement was filed as Exhibit A to the Settlement Agreement. Ambac does not consider the individually executed Joinder Agreements to be material contracts.

Exhibit 10.4

15.	Pursuant to Item 601(b)(10) of Regulation S-K, you have filed your Amendment No. 3 to your Tax Sharing Agreement. It appears that you have not filed the original agreement or any prior material amendments to this agreement. Please revise to file copies of these agreements or advise us where you have previously filed these agreements. Alternatively, please provide us with a detailed analysis which supports your conclusion that these agreements are not required to be filed.

Ambac response:

Prior to the third amendment, Ambac did not consider the Tax Sharing Agreement, or the amendments thereto, to be material agreements. However, copies of the Tax Sharing Agreement and each amendment thereto not previously filed were filed as Exhibits 10.2, 10.3 and 10.4 to the June 30, 2010 Form 10-Q.

Please feel free to contact me at (212) 208-3393 or Richard Alger at (212) 208-3196 should you require further information or have any questions.

Sincerely,

/s/ Robert Eisman
Robert Eisman
Senior Managing Director and
Chief Accounting Officer

Copy to:	David Wallis
President and Chief Executive Officer
Ambac Financial Group, Inc.

Kevin J. Doyle, Esq.
Senior Vice President and General Counsel
Ambac Financial Group, Inc.

David Trick
Senior Managing Director and Chief Financial Officer
Ambac Financial Group, Inc.

Michael Groll, Esq.
Dewey & LeBeouf LLP

August 19, 2010

Richard Spitzer, Esq.
Dewey & LeBeouf LLP

Sasha Parikh
Staff Accountant
Securities and Exchange Commission

Paul Laurenzano
Partner
KPMG